FERRA

High Iron Food for Iron Deficiencies and Anemia


THE #1
NUTRITIONAL
DEFICIENCY
IN THE WORLD
just got tasty
FERRA
Period Brownies

eatferra.com Seattle, WA

Female Founder

Highlights

Regular Updates
Founders have a strong track record of investor updates.

1. The #1 Nutritional Deficiency in the World
2. Pre-Orders Closed at 901 Bags Sold
3. Over 45K followers in under 3 months, fully organic.
4. Trademark filed for FERRA (Latin for "iron") + Period Brownies
5. 233+ women surveyed: only 2% are happy with their current iron solution.
6. Accepted to Founders & Funders '26
7. Partnership with Women's Football Club in Europe
8. 2 Billion People Globally

Team



Sabina Bower Founder & CEO SPV Voting Proxy

Seasoned brand builder and ecommerce entrepreneur, named a Top 10 Shopify Developer, who has spent years helping consumer brands grow online. Founded FERRA after experiencing iron deficiency herself.

eatferra.com

Memo

Iron deficiency is the most common nutrient deficiency in the world — and it hits women hardest. **1 in 3 women is iron deficient.** Every menstrual cycle drains 15–30mg of iron, which is why women need more than *double* the iron men do. The result: exhaustion, brain fog, hair loss, feeling depleted — often for years before a doctor ever flags it, because you can be deeply iron deficient long before you're "anemic." And the fixes? Iron pills that upset your stomach, stain your teeth, and end up forgotten in a drawer. Women deserve better.



The Impact
2 Billion Globally
⅓ women
Pregnant Women
Vegans + Vegeterians
Heavy Periods
ACCORDING TO STUDIES PUBLISHED IN JAMA NETWORK OPEN

I passed out twice, and the second time was for over a minute. They had to call an ambulance and found out my Ferritin was a 3. All I wanted was a solution that was enjoyable in the same way as protein, fiber, and creatine. So I came up with the idea for FERRA:



tasty options in every form.
meat + pills
The Iron Category... versus Protein.
Protein
Iron



AND WE DID A STUDY
Over 233 Women Told Us their Pain Points
145
117
104
113
115
Forgetting to take it
Too long to work
Having to avoid food/drinks
Constipation
Nausea
SOURCE: FERRA CUSTOMER SURVEY, AUG 2026, N=233, TOP 5 CHALLENGES WITH EXISTING SOLUTIONS.



The Biggest Takeaways
Only 2% of women were satisfied with how she manages her iron
41% have heavy periods


have heavy periods
SOURCE: FERRA CUSTOMER SURVEY, AUG 2025, N=233. TOP 5 CHALLENGES WITH EXISTING SOLUTIONS.


Why Period Brownies?
TASTES GOOD
HIGH ABSORBPTION USING FERROCHEL
DAIRY FREE
GLUTEN-FREE
VEGETARIAN FRIENDLY
DOESN'T MAKE YOU SICK (LIKE FERROUS SULFATE)
FERRA
Period Brownies
Gluten Free
Dairy Free

Our solution.

FERRA puts real, highly absorbable iron into food people actually crave. Our launch product are **Period Brownies** — a rich, fudgy brownie with *more iron than a 6oz steak*, made for the time of the month women need it most. No pills. No chalky vitamins. We use Ferrochel®, a gentle, highly absorbable form of iron that works even in food — so you get iron your body can actually use, without the side effects that make people quit supplements.

Why now.

Women's health is finally getting the attention and dollars it's been denied for decades. With the rise of GLP-1s, no-meat diets, and gluten sensitivities, iron deficiencies are getting worse. And iron deficiency is still massively underserved — there's no beloved brand that owns it. FERRA is building that brand.

Traction.


Order #1097
$24.00, 1 item from Online Store · Ferra
Order #1098
$24.00, 1 item from Online Store · Ferra
We've Sold 900 Bags on Pre-Order
IN LESS THAN A MONTH WITH NO PAID SOCIAL.
Order #1089
$24.00, 1 item from Online Store · Ferra
Order #1095
$40.00, 2 items from Online Store · Ferra
Order #1094
$40.00, 2 items from Online Store · Ferra
Order #1093
$24.00, 1 item from Online Store · Ferra
Order #1091
$40.00, 2 items from Online Store · Ferra


FERRA
Attractive Margins on Day One
Retails at $24
COGs: ~$4.16*
Gross Profit: ~$19.84
Gross Margin: ~82.7%
*We are working with a pilot co-man with a max 540 lb production run). They connect us with larger co-mans.

First Reaction: "This is *Insane*"


PERIOD BROWNIES
women react to
PERIOD
BROWNIES
WOMEN REACT TO
PERIOD BROWNIES
GLUTEN
SOFT
FERRA


Leiyah Hill
Need in the uk as severely anemic my whole life but I also have crohns so who knows 😅
1h ago Reply
dio ☆
I also had vasovagal syncope! I'm interested in this where can I support? Also is it caffeine free?
5
kayaya703
AMAZING thank you
8h ago Reply
jenniferemilyyyy
Okkkk need😍 and Gluten free!!!
1d ago Reply
0
AND they're gluten free? Girl I could kiss you. I'm an anemic GF girl and it's rough out here
10h ago Reply
82
View 1 reply
Alliyah | Food & Home
THIS IS A GENIUS IDEA!
1d ago Reply

Trademark Filed for "FERRA" and "Period Brownies"

FOR MULTIPLE FOOD PRODUCTS

TRANSLATES TO IRON IN LATIN

The vision.

The period brownie is just the start. FERRA is building a full line of iron-rich foods to become the brand women think of the moment they hear "low iron." We're creating the category — and we'd love for you to own a piece of it.